UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 3)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.
(Name of Subject Company)

Regulus Therapeutics Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
75915K309
(CUSIP Number of Class of Securities)
Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
4224 Campus Point Court, Suite 210
San Diego, CA 92121
(858) 202-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Charles Ruck
Daniel Rees
Latham & Watkins LLP
650 Town Center Drive, 20th Floor
Costa Mesa, California 92626
(714) 540-1235

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Regulus Therapeutics Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on May 27, 2025, relating to the offer by Redwood Merger Sub Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Novartis AG, a company limited by shares (Aktiengesellschafl) incorporated under the laws of Switzerland (“Parent” or “Novartis”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of the Milestone, as specified in, and subject to and in accordance with, the terms and conditions set forth in, the Contingent Value Rights Agreement (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”). Such offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9, as amended by this Amendment. This Amendment is being filed to reflect certain updates or provide supplemental information as reflected below.

Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
A new subsection is added immediately prior to the heading entitled “Item 8. Additional Information — Annual and Quarterly Reports” on page 49 of the Schedule 14D-9 which provides as follows:
Expiration of the Offer; Completion of the Merger.
The Offer expired at one minute past 11:59 p.m., New York City time, on June 24, 2025 (such date and time, the “Offer Expiration Time”), and the Offer was not extended. Computershare Trust Company, N.A. (the “Depositary”) has advised that, as of the Offer Expiration Time, a total of 56,374,397 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h) of the DGCL)) were validly tendered pursuant to the Offer and not validly withdrawn, representing approximately 74.49% of the Shares outstanding as of immediately prior to the Offer Expiration Time. In addition, the Depositary has advised that, as of the Offer Expiration Time, Notices of Guaranteed Delivery had been delivered with respect to 5,584,804 additional Shares, representing approximately 7.38% of the outstanding Shares as of immediately prior to the Offer Expiration Time.
As of the Offer Expiration Time, the number of Shares validly tendered pursuant to the Offer and not validly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer had been satisfied. Promptly following the Offer Expiration Time, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.
Following acceptance for payment of the Shares, on June 25, 2025, Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.
The Shares were delisted and ceased to trade on Nasdaq prior to the opening of business on June 25, 2025. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Regulus Therapeutics Inc.
By:
/s/ Joseph P. Hagan

Name: Joseph P. Hagan
Title:   Chief Executive Officer
Dated: June 25, 2025